HSBC USA Inc 12-Month Callable Yield Notes

Commodity Sector Callable Yield Note
International Callable Yield Note

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. Investing in the Notes involves risks including the credit risk of HSBC and possible loss of the principal amount invested due to the credit risk of HSBC.

This free writing prospectus relates to two different offerings of Notes, each linked to the performance of a specific basket of two Underlyings (each basket, a "Reference Asset"). Each of the two offerings of Notes is linked to a different basket of two Underlyings and each of the two Notes has a different Coupon Rate.

Indicative Terms[1]

Issuer	HSBC USA Inc.
Issue	12 Month Callable Yield Notes
Issuer Rating	AA- (S&P), A1 (Moody's), AA (Fitch)
Pricing Date	January 22, 2010
Settlement Date	January 27, 2010
Maturity date	January 27, 2011
Principal Amount	$1,000 per Note

REFERENCE ASSET (A BASKET COMPOSED OF TWO UNDERLYINGS)	COUPON (PAID QUARTERLY)[2]	CUSIP
Market Vector Gold Miners Trust ("GDX") Energy Select SPDR Fund ("XLE") *Each of GDX and XLE being "Underlyings" of the Reference Asset*	[14.00%-17.00%] per annum	4042K0K79
iShares MSCI EAFE Index Fund ("EFA") iShares MSCI Emerging Markets Index Fund ("EEM") *Each of EFA and EEM being "Underlyings" of the Reference Asset*	[9.00%-12.00%] per annum	4042K0K87

Payment at Maturity	▪ If a Knock-In Event with respect to the relevant Reference Asset does not occur during the Observation Period, each Note shall be redeemed at 100% of the Principal Amount. ▪ If a Knock-In Event with respect to the relevant Reference Asset occurs during the Observation Period and the Final Return of the Least Performing Underlying is positive, each Note shall be redeemed at an amount equal to 100% of the Principal Amount. ▪ If a Knock-In Event with respect to the relevant Reference Asset occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative or zero, each Note shall be redeemed at an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying in the relevant Reference Asset.
Call Provision	The note may be redeemed by the Issuer on any Coupon Payment Date at 100% of the Principal Amount together with any accrued, but unpaid Coupon.
Quarterly Coupon Payment Dates	For each Reference Asset: April 27, 2010, July 27, 2010, October 27, 2010 and January 27, 2011.
Knock-In Event	A Knock-In Event occurs if the Official Closing Price of either Underlying included in a Reference Asset basket declines below its Knock-In Price on any scheduled trading day during the Observation Period.
Knock-In Price	For each Underlying, 70% of the Initial Price of such Underlying.
Final Return	For each Underlying, its $\left[\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}\right]$
Least Performing Underlying	The Underlying with the lowest Final Return for the relevant Reference Asset.
Minimum Denomination	$1,000 and increments of $1,000 thereafter subject to a minimum issuance amount of $1 million.

Notes Description

The notes provide investors with a quarterly Coupon subject to the Issuer's early redemption right, regardless of the performance of the relevant Reference Asset. The notes are subject to early redemption by the Issuer on any Quarterly Coupon Payment Date.

If a Knock-In Event does not occur during the Observation Period, you will receive the Principal Amount of your notes at maturity.

If a Knock-In Event occurs with respect to either Underlying in the relevant Reference Asset basket during the Observation Period, you may lose some or all of your initial investment, but will keep any Coupon Payments made to you during the term of the Notes.

Highlights

- ***Quarterly Coupons:*** Subject to the Call Provision, you will receive a quarterly Coupon, regardless of the performance of the Underlyings in the relevant Reference Asset.
- ***Contingent Principal Protection:*** If a Knock-In Event does not occur during the Observation Period, you will receive your full Principal Amount at maturity in addition to Coupon payments.
- ***Callable:*** The Issuer has the right to call the note on any Quarterly Coupon Payment Date at 100% of the Principal Amount together with any accrued but unpaid Coupon.



[1] Any defined and capitalized terms used in this free writing prospectus that are not defined in this section are defined as in the January 4, 2010 free writing prospectus available at http://www.sec.gov/Archives/edgar/data/83246/000114420410000172/v170386_fwp.htm.

[2] Expected with respect to each offering of Notes. The actual Coupon Rate for each offering will be determined on the relevant Pricing Date and, with respect to the Notes linked to the Reference Asset containing GDX and XLE, will not be less than 14.00% or greater than 17.00%, and with respect to the Notes linked to the Reference Asset containing EFA and EEM, will not be less than 9.00% or greater than 12.00%.

HSBC

Reference Asset Descriptions and Historical Performance*

Market Vector Gold Miners Trust and Energy Select SPDR Fund

Market Vectors Gold Miners ETF ("GDX") is an exchange-traded fund incorporated in the USA. The fund seeks investment results that correspond to the price and yield of the Amex Gold Miners Index.

Energy Select Sector SPDR® Fund ("XLE") is an exchange-traded fund incorporated in the USA. The fund's objective is to provide investment results that correspond to the performance of The Energy Select Sector Index which includes companies that develop and produce crude oil and natural gas, provide drilling and other energy related services.



iShares MSCI EAFE Index Fund and iShares MSCI Emerging Markets Index Fund

iShares® MSCI Emerging Markets Index ("EFA") is an exchange-traded fund incorporated in the USA. The EFA's objective seeks investment results that correspond to the performance of the MSCI EAFE Index. The EFA will concentrate its investments in stocks in the MSCI EAFE Index to approximately the same extent such index is so concentrated.

iShares® MSCI EAFE Index Fund ("EEM") is an exchange-traded fund incorporated in the USA. The EEM seeks results that correspond generally to the price and yield performance of the MSCI Emerging Markets Index. The EEM will concentrate its investment in a particular industry or geographic region to approximately the same extent such index is so concentrated.



Past performance is not a prediction or guarantee of future results. Source: Bloomberg Professional® service. Performance through 12.30.09.

Investor Suitability

The notes may be suitable for you if:

- You believe that the price of both of the Underlyings of the Reference Asset basket will not decline by 30% or more at any time during the term of the note.
- You are willing to invest in the notes based on the fact that your maximum potential return is the Coupon being offered with respect to your Notes.
- You are willing to make an investment that is exposed to the full downside performance of the Least Performing Underlying of the Reference Asset basket.
- You are willing to hold the notes to maturity.
- You are willing to be exposed to early redemption under the Call Provision.

The notes may not be suitable for you if:

- You do believe that the price of one or more of the Underlyings of the Reference Asset basket will decline by 30% or more at any time during the term of the note.
- You are unwilling to make an investment that is potentially exposed to downside performance of the Underlyings on a 1-to-1 basis.
- You prefer a product that provides upside participation in the Reference Asset, as opposed to the Coupon being offered with respect to your Notes.
- You are unable or unwilling to hold the notes to maturity.
- You seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

Certain Risks and Considerations

Purchasing the notes involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus and Prospectus Supplement for a discussion of risks, which include:

- The notes are not fully principal protected and you may lose up to 100% of your initial investment.
- There may not be an active secondary trading market in the notes, and the notes will not be listed or displayed on any securities exchange.
- Return on the notes does not necessarily reflect the full performance of the Reference Asset; movements in the price of the reference asset may affect whether or not you receive your full principal back.
- Your yield may be less than that of a standard debt security of comparable maturity.
- The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to two note offerings each linked to the relevant Reference Asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the Reference Assets identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the relevant Reference Assets, the underlying indices or as to the suitability of an investment in the notes.

You should read this document together with the Prospectus dated April 5, 2006, the Prospectus Supplement dated July 3, 2006 and the Free Writing Prospectus dated January 4, 2010. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the Pricing Supplement and the other Free Writing Prospectus for more complete information about the Issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement, Pricing Supplement or Free Writing Prospectus if you request it by calling toll free, 1-866-811-8049.

You may also obtain:

- The Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- The Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm
- The Free Writing Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000114420410000172/v170386_fwp.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.